Exhibit 99.1

Jaguar Reports Q1 2015 Operating and Financial Results

(All figures are in US dollars unless otherwise expressed)

TSX-V: JAG

TORONTO, May 25, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX-V) today announced its operational and financial results for the first quarter ended March 31, 2015.

Q1 2015 FINANCIAL & OPERATING HIGHLIGHTS

($ thousands, except where indicated)	For the three months ended March 31,
	2015	2014
Financial Data
Revenue	$28,747	$31,100
Cost of sales	20,133	21,337
Gross margin (excluding depreciation)[1]	8,614	9,763
Net (loss) income	(12,946)	(15,755)
Per share ("EPS")	(0.12)	(15.8)
EBITDA[1]	(1,510)	(1,996)
Adjusted EBITDA[2]	7,056	2,972
Sustaining capital expenditures[1]	5,275	3,946
Non-sustaining capital expenditures[1]	106	378
Total Capital Expenditures[3]	5,381	4,324
Operating Data
Average realized gold price ($ per ounce)[1]	$1,187	$1,286
Gold sold (ounces)	24,228	24,181
Gold produced (ounces)	21,336	23,359
Definition drilling (meters)	8,968	6,471
Cash operating costs (per ounce produced)[1]	$808	$923
Cash operating costs (per ounce sold)[1]	$831	$882
All-in sustaining costs (per ounce sold)[1]	$1,171	$1,221
[1]Average realized gold price, sustaining and non-sustaining capital expenditures, cash operating costs and all-in sustaining costs, EBITDA and Adjusted EBITDA are non-gaap financial performance measures with no standard definition under IFRS.  Refer to the Non-IFRS Financial Performance Measures section of the MD&A.
[2]Adjusted EBITDA excludes non-cash items such as impairment and write downs. For more details refer to the Non-IFRS Performance Measures section of the MD&A.
[3]These amounts are presented on accrual basis. Capital expenditures are included in our calculation of all-in sustaining costs.

Cash and Gold Bullion

($ thousands)	March 31, 2015	December 31, 2014
Cash and equivalents	$10,258	$7,161
Gold bullion	-	1,801
Total cash and gold bullion	$10,258	$8,962

Financial Highlights

•	Revenues during the first quarter of 2015 were $28.7 million, compared with revenues of $31.1 million for the corresponding 2014 period;
•	The average realized gold price per ounce during the first quarter of 2015 was $1,187, compared to $1,286 for the corresponding 2014 period;
•	24,228 ounces of gold were sold during the first quarter of 2015, while 24,181 ounces of gold were sold during the corresponding 2014 period;
•	Adjusted EBITDA for the first quarter of 2015 was $7.1 million compared to $3.0 million for the same period in 2014;
•	One of our top priorities in 2014 was to restore the Company's balance sheet. As part of this action, on April 22, 2014, the Company concluded a series of actions that (i) extinguished $268.5 million of indebtedness, (ii) obtained interest forgiveness of $10.5 million, (iii) extended the repayment terms of its senior secured facility, (iv) concluded a $50.0 million equity financing and (v) changed its executive management team;
•	Total debt outstanding as at March 31, 2015 was $28.0 million (of which $14.8 million related to senior secured facility with Renvest), compared to $31.0 million as at December 31, 2014;
•	As at March 31, 2015 the Company had cash on hand of $10.3 million ($7.1 million as at December 31, 2014);
•	In the first quarter of 2015, the Company received a cash refund of R$16.7 million (approximately $6.0 million) in respect of Federal VAT input tax credits for years 2009 through 2011, for its Mineração Turmalina Ltda. ("MTL") operating subsidiary. In 2014, the Company had initiated procedures to obtain approval and/or refund for a total amount of R$29.1 million of input tax credits. Following an extensive audit process by the tax authorities, 81.6% of the input tax credits were approved for refund. 29.7% of the approved amount was applied as a credit to reduce other federal taxes payable for prior years, while the remaining claim was refunded in cash;
•	During the quarter, the Company announced its intention to issue up to $20.0 million principal amount of Debentures on a non-brokered private placement basis (the "Offering"). On May 4, 2015, the Company announced amendment of certain terms and conditions of the Offering. The conversion price of the convertible debentures was adjusted to C$0.25 per share and the maturity period to 2 years.

Operational Highlights

Production

•	The Company produced 21,336 ounces of gold in the first quarter of 2015, compared to 23,359 ounces in the corresponding 2014 period:
•	Turmalina produced 11,796 ounces of gold in the first quarter of 2015, compared to 11,374 ounces in the corresponding 2014 period,
•	Caeté produced 9,540 ounces of gold in in the first quarter of 2015, compared to 11,985 in ounces in the corresponding 2014 period,
•	A total of 226,000 tonnes was processed in the first quarter of 2015 (first quarter of 2014: 268,000 tonnes) at an average head grade of 3.3 grams per tonne (first quarter of 2014 - 2.9 grams per tonne):
•	Turmalina processed 111,000 tonnes (first quarter of 2014: 111,000 tonnes) at an average head grade of 3.6 grams per ton (first quarter of 2014: 3.2 grams per tonne)
•	Caeté processed 115,000 tonnes (first quarter of 2014: 157,000 tonnes) at an average head grade of 3.2 grams per ton (first quarter of 2014: 2.7 grams per tonne)
•	Consistent with our efforts to decrease production costs, tonnes mined decreased in the first quarter of 2015 by 16% compared to the same period in 2014, while the average head grade milled increased by 14%.
•	For the first quarter of 2015, the average gold recovery rate was 89%, compared to 88% for the comparable 2014 period.

Cash Operating Costs, Capital Expenditures and All-in-sustaining Costs

•	During first quarter of 2015, cash operating costs per ounce of gold produced were $808 compared to $923 during the same period in 2014, a decrease of $115 per ounce or 12%. The cost decrease was primarily due to improvement in average grade milled, lower tonnes processed and favorable foreign exchange movements as a result of devaluation of the Brazilian Reais (average exchange rate: Q1 2015: R$2.87 per US$ compared to Q1 2014: R$2.37 per US$). These favorable cost variances were partially offset by higher costs of preventive maintenance of mining equipment.
•	In the first quarter of 2015, sustaining capital expenditures were up by $1.3 million or 33% at $5.2 million compared to $3.9 million during the corresponding period in 2014, primarily due to higher capitalized brownfield exploration at Pilar mine and major rebuilds for machinery and equipment.
•	During the first quarter of 2015, all-in sustaining costs per ounce sold (AISC) were $1,171 compared to $1,221 per ounce during for the corresponding 2014 period, a decrease of $50 per ounce or 4%. The decrease in AISC's during the first quarter of 2015 as compared to same period in 2014 is due to a reduction in general and administrative expenditures by $1.7 million, which was partially offset by $1.3 million of increased capital expenditures, as noted above.

George Bee, President and Chief Executive Officer of Jaguar commented "In Q1 2015, we continued to pay down debt, our brownfield exploration program confirmed better grades and high value material ahead of mining, and we progressed with the turnaround of our active mining operations. Despite weaker gold prices and short term production interruptions at Turmalina, our cash operating cost per ounce performance improved and we continue implementing the changes that will lead to sustained profitability and free-cash-flow."

Qualified Person

Scientific and technical information contained in this press release has been reviewed and approved by Marcos Dias Alvim, BSc Geo.,  MAusIMM (CP), Project Development Manager, who is an employee of Jaguar Mining Inc., and is a 'qualified person' as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI43-101").

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximate 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial outlooks or assurance that such results will be achieved. The actual results of Jaguar will likely vary from the amounts set forth in the financial outlooks and such variation may be material. Jaguar and its management believe that the financial outlooks have been prepared on a reasonable basis, reflecting the best estimates and judgments, and represent, to the best of management's knowledge and opinion, the Company's expected production, grades, tones milled, recovery rates, cash operating costs, and definition/delineation drilling, in addition to overall expenditures and results of operations during 2015. However, because this information is highly subjective and subject to numerous risks, including the risks discussed below, it should not be relied on as necessarily indicative of future results.   Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among others the risk of Jaguar's not meeting the forecast plans regarding its operations and financial performance, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

Non-IFRS  Measures.
This press release provides certain financial measures that do not have a standardized meaning prescribed by IFRS. Readers are cautioned to review the above stated footnotes where the Company expanded on its use of non-IFRS measures.

Footnotes

1.	Cash operating costs and cash operating cost per ounce are Non-IFRS measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces produced and are calculated by dividing cash operating costs by commercial gold ounces produced; US$ cash operating costs per ounce produced are derived from the cash operating costs per ounce produced translated using the average Brazilian Central Bank R$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes those measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production costs. A reconciliation of cash operating costs per ounce to total production costs for the most recent reporting period, the three months ended March 31, 2015 is set out in the Company's first quarter 2015 MD&A filed on SEDAR at www.sedar.com.
2.	All-in sustaining cost is a non-IFRS measure. This measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, except for non-cash items the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, and in-mine exploration expenses. All-in sustaining cost excludes growth capital, reclamation cost accretion related to current operations, interest and other financing costs and taxes. A reconciliation of all-in sustaining cost to total production costs for the most recent reporting period, the three months ended March 31, 2015 is set out in the Company's first quarter 2015 MD&A filed on SEDAR at www.sedar.com.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, 416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 18:26e 25-MAY-15